C21 INVESTMENTS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

(As at March 14, 2024, except as indicated)

GENERAL INFORMATION

This information circular ("Information Circular") is furnished to the holders ("shareholders") of common shares ("Common Shares") of C21 Investments Inc. (the "Company") by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the "Meeting") of the shareholders to be held at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on Friday, April 26, 2024 and at any adjournment thereof, for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting").

PROXIES

Solicitation of Proxies

The enclosed proxy form ("Proxy") is solicited by and on behalf of management of the Company.  The persons named in the enclosed Proxy are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person's name in the blank space provided in the Proxy or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc. ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 10:00 a.m. (Vancouver time) on April 24, 2024 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost.  The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions ("Notice and Access") under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") adopted by the Canadian Securities Administrators ("CSA") for the delivery of the Information Circular to its shareholders for the Meeting.  The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company's proxy-related materials.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of NI 54-101 of the CSA, the Company has distributed the Notice and Access Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of the proxy-related materials and related documents (including the Notice and Access Notification).  Accordingly, an OBO will not receive copies of the proxy-related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

Intermediaries which receive the proxy-related materials (including the Notice and Access Notification) are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary's directions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare as described under "Solicitation of Proxies".

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy is to be delivered.

Revocability of Proxies

A registered shareholder who has given a proxy may revoke it by an instrument in writing that is:

(a) executed by the shareholder or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b) delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder's proxy form will be voted or withheld from voting in accordance with the shareholder's instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  In the absence of any instructions, the management-designated proxy agent named on the Proxy will cast the shareholder's votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy confers discretionary authority upon the persons named therein with respect to: (a) amendments or variations to matters identified in the Notice of Meeting; and (b) other matters which may properly come before the Meeting or any adjournment thereof.  At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of March 7, 2024, 120,047,814 Common Shares were issued and outstanding as fully paid and non-assessable shares.  Holders of Common Shares are entitled to one vote for each Common Share held.

The board of directors of the Company ("Board of Directors" or "Board") has fixed March 7, 2024, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to receive such notice and to vote at the Meeting.

To the knowledge of the directors or executive officers of the Company, as at March 7, 2024, no person beneficially owned, directly or indirectly, or controlled or directed, Common Shares carrying 10% or more of the voting rights attached to the Company's issued and outstanding Common Shares, except for the following:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Sonny Newman	12,500,000(1)	10.41%

_________________

(1) All of these Common Shares are held indirectly by Mr. Newman through The Newman Family 1999 Trust.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company's Articles, the quorum for the transaction of business at the Meeting is one person present or represented by proxy. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The Board of Directors appointed Marcum LLP, Certified Public Accountants ("Marcum") as successor auditor of the Company on November 30, 2022 following the resignation of Baker Tilly US, LLP, Certified Public Accountants as of the same date. The Board of Directors subsequently appointed Davidson & Company LLP, Chartered Professional Accountants ("Davidson") as successor auditor of the Company on January 19, 2024 following the resignation of Marcum as of the same date. The management-designated proxyholders named in the enclosed Proxy intend to vote for the appointment of Davidson as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company.

The Canadian Securities Administrators' National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") specifies certain reporting requirements that apply when there is a change in the auditor of a reporting issuer.  NI 51-102 requires the Company to prepare a Notice of Change of Auditor and obtain letters from the former and successor auditors and send copies of these documents to relevant securities regulators and to the shareholders of the Company.  Copies of these documents are attached to this Information Circular in Appendix A.

The Company is not aware of any reportable event (i.e. disagreement, consultation or unresolved issue) in connection with the change of auditors of the Company.

ELECTION OF DIRECTORS

The Company currently has four directors.  The persons named below are the four nominees of management for election as directors, all of whom are current directors of the Company.  Each nominee elected will hold office as a director until the next annual general meeting or until the director's successor is elected or appointed unless the director's office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia).  It is the intention of the persons named as proxyholders in the enclosed Proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in such shareholder's Proxy that such shareholder's Common Shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company currently held by the nominee; the nominee's current principal occupation, business or employment; the period during which the nominee has served as a director; and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of March 7, 2024:

Name, place of residence and positions with the Company	Present principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled

Todd Harrison(1)(2) New York, USA Director	Chief Investment Officer of CB1 Capital Management.	Since January 28, 2021	250,000

Michael Kidd British Columbia, Canada Director, Chief Financial Officer and Corporate Secretary	Certified Professional Accountant and Chartered Accountant; CFO and Secretary for the Company since July 30, 2018.	Since October 3, 2018	38,055

D. Bruce Macdonald(1)(2) British Columbia, Canada Director and Chairman of the Board	Former senior banking executive specializing in strategy, risk management, and governance; Retired since April, 2017	Since June 18, 2018	1,440,000

Leonard (Will) Werden(1)(2) British Columbia, Canada Director	Horticultural cultivation consultant for over 30 years.	Since July 25, 2017	265,000

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Compensation Committee.

None of the proposed directors are, as at the date of this Information Circular, or have been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The following description of the corporate governance practices of the Company is provided further to the CSA's National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and the disclosure prescribed for "Venture Issuers" such as the Company.

Board of Directors

The Board currently consists of four directors.  NI 58-101 distinguishes independent and non-independent directors. Two of the four current members of the Board, Bruce MacDonald and Leonard Werden are considered independent. Michael Kidd is not an independent director as he is an executive officer of the Company. Todd Harrison is not an independent director as he controls CB1 Capital Advisors LLC, a company which is engaged as a consultant to the Company.

The size of the Company is such that all the Company's operations are conducted by a small management team. The Board considers that management is effectively supervised by the independent director on an informal basis as the independent director is involved in reviewing and supervising the operations of the Company and has full access to management.

Directorships

The current directors of the Company are not presently directors of other reporting issuers in Canada or elsewhere.

Orientation and Continuing Education

The Company does not have formal orientation and training programs and does not consider these programs necessary at this stage of the Company's development. Board members are encouraged to communicate with management, auditors and technical consultants in order to keep themselves current with industry trends and developments and changes in legislation with management's assistance. Board members are also encouraged to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company's reputation for integrity is an important asset.  The Company has always set high standards of personal and business integrity for its employees, and intends to continue to conduct its business in accordance with those high standards. It is expected that the Company's business conduct and the personal actions of its employees reflect the spirit and intent of the laws under which the Company operates and its employees live. Common sense and judgment supported by a deeply ingrained tradition of integrity provides the Company's foundation.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the Business Corporations Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and  agreements in respect of which a director or  officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

Nomination of Directors

The Board as a whole has responsibility for identifying potential Board candidates. The Board has not formed a nominating committee or similar committee to assist the Board with the nomination of directors for the Company. Each of the directors has contacts he can draw upon to identify new members of the Board as needed from time to time.

The Board will continually assess its size, structure and composition, taking into consideration its current strengths, skills and experience, proposed retirements and the requirements and strategic direction of the Company. As required, directors will recommend suitable candidates for consideration as members of the Board.

Compensation

The Company has a Corporate Governance and Compensation Committee consisting of Bruce MacDonald (Chair), Leonard Werden and Todd Harrison, of which Bruce MacDonald and Leonard Werden are considered independent directors. The independent members of the Corporate Governance and Compensation Committee must approve any compensation paid to a director or the officer acting as Chief Executive Officer of the Company ("CEO").  The Corporate Governance and Compensation Committee reviews annually, and submits to the Board for its approval, the compensation to be paid to members of the Board as directors after taking into account any director compensation guidelines established by the Board.  With respect to the officer acting as CEO, the Corporate Governance and Compensation Committee is responsible for reviewing and considering corporate goals and objectives relevant to compensation for the CEO, evaluating the performance of the CEO in light of those corporate goals and objectives, and determining the level of compensation for the CEO based on this evaluation.  See "Executive Compensation".

Other Board Committees

The Board of Directors has no standing committees other than the Audit Committee and the Corporate Governance and Compensation Committee.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and its Audit Committee and its Corporate Governance and Compensation Committee. To assist in its review, the Board conducts informal surveys of its directors.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia) and the CSA's National Instrument 52-110 - Audit Committees ("NI 52-110"), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company's Audit Committee is required to have a charter.  A copy of the Company's Audit Committee Charter is set out in Appendix B to this Information Circular.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing: (a) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) the Company's systems of internal controls regarding finance and accounting; and (c) the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels.

Composition of the Audit Committee

As at the date of this Information Circular, the following is information on the members of the Company's Audit Committee:

Name	Independent	Financial Literacy
D. Bruce Macdonald (Chair)	Yes	Yes
Todd Harrison	No	Yes
Leonard Werden	Yes	Yes

Relevant Education and Experience

The educational background or experience of each of the following members of the Audit Committee has enabled each to perform his responsibilities as an Audit Committee member and has provided the member with an understanding of the accounting principles used by the Company to prepare its financial statements, including the ability to assess the general application of such accounting principles in connection with the accounting estimates, accruals and reserves. All members have experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or have experience actively supervising one or more individuals engaged in such activities, and all have an understanding of internal controls and financial reporting procedures.

D. Bruce Macdonald - Mr. Macdonald is a former senior banking executive with over 35 years of experience in the financial services industry, including extensive expertise in the capital markets sector. He is recognized for strategic planning, innovation and execution with a focus on risk management and corporate governance, and he has a proven track record of building new businesses and leading high-performing teams. Mr. Macdonald holds an ICD.D designation from the Institute of Corporate Directors.

Todd Harrison - Mr. Harrison has nearly 30 years of experience on Wall Street through roles such as VP at Morgan Stanley and President of Cramer Berkowitz. He is currently acts as Chief Investment Officer of CB1 Capital Management ("CB1 Capital") an investment advisory firm which Mr. Harrison founded in 2017 that invests in stocks focused on cannabinoid-based wellness solutions and other cannabis-based bio-pharmaceutical applications, therapies, and other use-cases. Mr. Harrison is also an author and Emmy award-winning executive producer for his work at financial media company, Minyanville, and has lectured at numerous academic institutions, has appeared on CNBC, CNN, FOX, Bloomberg TV, and has been featured across numerous publications and platforms. Mr. Harrison has a Bachelor of Science degree in Finance from Syracuse University.

Leonard Werden - Mr. Werden was formerly a certified Millwright for over 30 years, and has been involved in numerous projects, including the Cyclotron Project for TRIUMF (Canada's national laboratory for particle and nuclear physics) at the University of British Columbia. Mr. Werden was also former CEO of Seashore Organic Marijuana Corp. (which transitioned to Veritas Pharma Inc.) until February 2016.

Audit Committee Oversight

At no time since February 1, 2022, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

Reliance on Certain Exemptions

At no time since February 1, 2022, has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), subsection 6.1.1(4) of NI 52-110 (Circumstances Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member), subsection 6.1.1(6) of NI 52-110 (Death, Incapacity or Resignation) or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemption) of NI 52-110 by a securities regulatory authority or regulator.

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditor in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
January 31, 2023	C$389,875	C$47,572	C$38,815	Nil
January 31, 2022	C$460,938	C$71,500	C$77,100	C$37,400

___________________________

(1) Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees". The nature of the services comprising the fees disclosed under this category relates to audit fees for companies acquired and fees for the review of interim financial statements.

(2) Pertains to professional services for tax compliance, tax advice and tax planning.

(3) Pertains to professional services for a payroll audit and for due diligence work.

Venture Issuers Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 which exempts "venture issuers" from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

EXECUTIVE COMPENSATION

Currency

The following information is presented in United States dollars (US$), the Company's presentation currency, unless otherwise noted.

Director and Named Executive Officer Compensation Excluding Compensation Securities

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

(a) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a CEO;

(b) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer ("CFO");

(c) in respect of the Company and its subsidiaries, the most highly compensated executive officer (other than the CEO and CFO) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with applicable securities rules, for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and not acting in a similar capacity, at the end of that financial year.

For the year ended January 31, 2023, the Company had two Named Executive Officers, namely Sonny Newman (President and CEO), and Michael Kidd (CFO and Corporate Secretary).

Table of Compensation Excluding Compensation Securities

The following table sets out compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or a subsidiary of the Company, to each NEO and director, in any capacity, for each of the Company's financial years ended January 31, 2023 and 2022.

Table of compensation excluding compensation securities
Name and principal position	Year	Salary, consulting fee, retainer or commission (US$)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation (US$)
Sonny Newman President and CEO	2023 2022	200,000 267,119	Nil Nil	Nil Nil	(1) (1)	Nil Nil	200,000 267,119
Michael Kidd (2) CFO, Corporate Secretary and Director	2023 2022	156,008 161,874	Nil Nil	Nil Nil	(1) (1)	Nil Nil	156,008 161,874
Todd Harrison Director	2023 2022	125,000(3) 240,000(3)	Nil Nil	Nil Nil	(1) (1)	Nil Nil	125,000 240,000
D. Bruce Macdonald Chairman of the Board and Director	2023 2022	Nil Nil	Nil Nil	Nil Nil	(4) (4)	Nil Nil	Nil Nil
Leonard (Will) Werden Director	2023 2022	Nil Nil	Nil Nil	Nil Nil	(4) (4)	Nil Nil	Nil Nil

_________________________

(1) Perquisites that are not generally available to all employees did not exceed 10% of the NEO or director's total salary.

(2) Mr. Kidd was not paid any compensation for his role as a director of the Company.

(3) Amount paid as a consulting fee to CB1 Capital Advisors LLC, a company controlled by Mr. Harrison.  See "Employment, Consulting and Management Agreements or Arrangements" for further details.

(4) Perquisites that are not generally available to all employees did not exceed C$15,000.

External Management Companies

Except as disclosed herein, none of the NEOs or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.  See "Employment, Consulting and Management Agreements or Arrangements" for a description of the Company's consulting agreements with the Company's NEOs.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each NEO and director by the Company or one of its subsidiaries in the financial year ended January 31, 2023 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries and the total amount of compensation securities held as at the Company's financial year end of January 31, 2023.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class (1)	Date of issue or grant	Issue, conversion or exercise price (C$)	Closing price of security or underlying security on date of grant (C$)	Closing price of security or underlying security at year end (C$)	Expiry date	Total amount of compensation securities held as at January 31, 2023
Sonny Newman President and CEO	Options	Nil	N/A	N/A	N/A	N/A	N/A	1,000,000
Michael Kidd CFO, Corporate Secretary and Director	Options	200,000	Feb 10, 2022	0.70	0.61	0.34	Feb 10, 2025	200,000
Todd Harrison Director	Options	200,000	Feb 10, 2022	0.70	0.61	0.34	Feb 10, 2025	850,000
D. Bruce Macdonald Chairman of the Board and Director	Options	200,000	Feb 10, 2022	0.70	0.61	0.34	Feb 10, 2025	450,000
Leonard (Will) Werden Director	Options	Nil	N/A	N/A	N/A	N/A	N/A	Nil

___

(1) The numbers under this column represent the number of options and the same number of Common Shares underlying the related options.

No compensation security has been re-priced, cancelled and replaced, had its term extended, or otherwise been materially modified, in the most recently completed financial year.

There are no restrictions or conditions for converting, exercising or exchanging the compensation securities.

No NEO or director of the Company exercised any compensation security during the financial year ended January 31, 2023.

Stock Option Plans and Other Incentive Plans

Stock Option Plan

On February 23, 2018, the Board of Directors adopted a 10% rolling stock option plan, as amended on July 9, 2021 (the "Option Plan").  The Option Plan provides that, subject to the requirements of the Canadian Securities Exchange (the "CSE"), the aggregate number of Common Shares reserved for issuance pursuant to options granted under the Option Plan will not exceed 10% of the number of Common Shares that are issued and outstanding from time to time, less the aggregate number of Common Shares then reserved for issuance pursuant to any other equity compensation arrangement.

The following is a summary of the principal terms of the Options Plan, which is qualified in its entirety by reference to the text of the Option Plan, a copy of which is attached as Appendix C to this Information Circular.

The Option Plan is administered by the Board, which has full and final authority with respect to the granting of all options thereunder subject to the express provisions of the Option Plan.  Options may be granted under the Option Plan to such directors, officers, employees or consultants of the Company and its subsidiaries as the Board may from time to time designate.  The Option Plan is used to provide share purchase options to be granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of CSE, and closely align the interests of the executive officers with the interests of shareholders of the Company.  The directors of the Company are also eligible to receive stock option grants under the Option Plan, and the Company applies the same process for determining such awards to directors as with NEOs.

The exercise prices for options is determined by the Board, but shall not, in any event, be less than the greater of the closing market price of the listed security on the CSE on the trading day prior to the date of grant, and the closing market price on the date of grant, of the options. The Option Plan provides for a cashless exercise feature which allows an optionholder to exercise its vested options without paying the exercise price in cash, and in return, the Company will deliver the number of Common Shares to such optionholder equal to the value of the options that are "in-the-money" (i.e. the market price of the Common Shares on the date of exercise less the exercise price of the respective options). Options may be granted for a maximum term of 10 years. All grants of options pursuant to the Option Plan comply with Section 2.25 of National Instrument 45-106 - Prospectus Exemptions and the Option Plan provides that the number of Common Shares which may be reserved for issuance on a yearly basis to any one person under the Option Plan and any other equity compensation arrangement shall not exceed 5% of the outstanding Common Shares at the time of the grant.  Moreover, the number of Common Shares which may be reserved for issuance on a yearly basis to any one consultant under the Option Plan and any other equity compensation arrangement shall not exceed 2% of the outstanding Common Shares at the time of the grant, and, unless the Company has received disinterred shareholder approval to do so pursuant to the policies of the CSE, the number of Common Shares reserved for issuance to insiders under the Option Plan and any other equity based compensation arrangement shall not exceed 10% of the outstanding Common Shares at the time of the grant.

As the Option Plan is considered a 10% "rolling" stock option plan, in accordance with newly implemented CSE policies which took effect on April 3, 2023, the Company is required to obtain shareholder approval of the Option Plan within three years after institution and within every three years thereafter. As such, shareholders of the Company will be asked to pass an ordinary resolution approving the Option Plan and any unallocated entitlements thereunder at the Meeting. See "Approval of Stock Option Plan" for details on the approval of the Option Plan being sought at the Meeting.

Restricted Share Unit Plan

On July 17, 2018, the Board adopted a restricted share unit plan (the "RSU Plan").  The RSU Plan provides for the grant of the right to acquire fully paid and non-assessable Common Shares ("Restricted Share Units" or "RSUs"), as applicable, in accordance with the terms of the RSU Plan to participants ("Participants"), being part-time or full-time employees or consultants of the Company or certain related entities.  The maximum aggregate number of Common Shares issuable under the RSU Plan is 750,000 Common Shares.

The aggregate number of Common Shares issuable to insiders pursuant to Restricted Share Units and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Common Shares then outstanding.  The aggregate number of Common Shares issued to insiders pursuant to Restricted Share Units and all other security based compensation arrangements, within a one year period, shall not exceed 10% of the total number of Common Shares then outstanding.  The aggregate number of Common Shares reserved for issuance upon the exercise of Restricted Share Units to any one person or entity within any one year period under all security based compensation arrangements shall not exceed 5% of the total number of Common Shares then outstanding.

The Board will determine the period of time during which a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive Common Shares (the "Restricted Period") applicable to such Restricted Share Units.  In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company, a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Common Shares.  Upon the expiry of the applicable Restricted Period (or on the deferred payment date (as described below), as applicable), a Restricted Share Unit shall be automatically settled and the underlying Common Share shall be issued to the holder of such Restricted Share Unit, which Restricted Share Unit shall then be cancelled. Any Restricted Share Unit which has been granted under the RSU Plan and which has been settled and cancelled in accordance with the terms of the RSU Plan will again be available under the RSU Plan.

Participants who are (i) employees; (ii) residents of Canada for the purposes of the Income Tax Act (Canada); and (iii) not subject to the provisions of the Internal Revenue Code may elect to defer to receive all or any part of their Common Shares until one or more deferred payment dates, which is the date after the Restricted Period, which is the earlier of (i) the date which the Participant has elected to defer receipt of Common Shares; and (ii) the date the Participant retires from employment with the Company or related entity.  Any other Participants may not elect a deferred payment date.

Employment, Consulting and Management Agreements or Arrangements

Sonny Newman, President and CEO

On January 1, 2019, the Company entered into a consulting agreement with Sonny Newman (the "Newman Consulting Agreement").  Pursuant to the terms of the Newman Consulting Agreement, the Company agreed to pay Mr. Newman 5% of after-tax earnings of the C21 Nevada operations.  Mr. Newman was paid US$234,398 in the year ended January 31, 2020. On July 1, 2020, the Newman Consulting Agreement was replaced with an offer letter to pay Mr. Newman US$200,000 per year and the pro rated amount of US$110,000 was paid to him by the Company in 2021.  The employment is at will and there is no termination or change of control provisions.

Michael Kidd, Chief Financial Officer

The Company entered into an employment agreement with Michael Kidd dated May 4, 2018 (the "Kidd Employment Agreement").  Pursuant to the Kidd Employment Agreement, the Company agreed to employ Mr. Kidd as CFO on a full-time basis for a term of five years.  For his services as CFO, the Company agreed to pay Mr. Kidd an annual base salary of C$230,000, to be increased by 10% each year and subject to bonuses as determined by the Corporate Governance and Compensation Committee. The Company also granted to Mr. Kidd special warrants to purchase 230,000 Common Shares at a price of C$1.38 per share. In January 2019, pursuant to a Company-wide cost saving initiative, Mr. Kidd's annual base salary was revised to C$204,000.  In the event that Mr. Kidd is terminated for any reason (other than for cause or in the event of criminal or civil fraud), the Company shall pay Mr. Kidd a termination payment of C$300,000 and any outstanding stock options shall remain in effect for not less than 12 months.

Todd Harrison, Director

On September 1, 2019, the Company entered into a consulting services agreement with CB1 (the "CB1 Consulting Agreement"), a company controlled by Todd Harrison.  Pursuant to the CB1 Consulting Agreement, the Company paid CB1 US$20,000 per month for an initial term of one year. Effective, February 1, 2021, the monthly consulting fees paid under the CB1 Consulting Agreement were revised to US$10,000. Effective October 1, 2023, the monthly consulting fees paid under the CB1 Consulting Agreement were further revised to US$5,000 per month.

Except as disclosed herein, the Company has no other employment contracts or consulting agreements with any other Named Executive Officer or director.

Oversight and Description of Director and Named Executive Officer Compensation

The main objective of the Company's executive compensation program is to attract, retain, and engage high-quality, high-performance executives who have the experience and ability to successfully execute the Company's strategy and deliver value to the Company's shareholders.

The objectives of the Company's executive compensation program are as follows:

(i) compensate executives competitively for the leadership, skills, knowledge, and experience necessary to perform their duties;

(ii) align the actions and economic interests of executives with the interests of shareholders; and,

(iii) encourage retention of executives.

The Corporate Governance and Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company. The Corporate Governance and Compensation Committee annually reviews and sets remuneration of executive officers and directors and the Company relies on recommendations made by the Corporate Governance and Compensation Committee after their review to determine compensation paid to executive officers and directors.

The independent directors of the Corporate Governance and Compensation Committee determined that the executive compensation program should be comprised of the following elements:

  Base Salary - to compensate executives for the leadership, skills, knowledge and experience required to perform their duties; and,
  Long-term Incentive Plan - to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align them with the interests of shareholders.

See "Employment, Consulting and Management Agreements or Arrangements" for compensation arrangements for the Company's NEOs.

The Company has not used any peer group to determine compensation for its directors and NEOs.

There have been no significant changes to the Company's compensation policies made after the financial year ended January 31, 2023 that could or will have an effect on director or NEO compensation.

Pension Disclosure

The Company does not provide a pension to any director or NEO.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at January 31, 2023.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	N/A	N/A	N/A
Equity compensation plans not approved by securityholders (Option Plan)	4,810,000	C$0.76	7,194,781(1)
Equity compensation plans not approved by securityholders (RSU Plan)	Nil	N/A	750,000(2)
Total	4,810,000		7,944,781

_____________________________

(1) The total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Company's stock option plan in effect as at January 31, 2023 was 10% of the issued and outstanding Common Shares (being 120,047,814 Common Shares as at January 31, 2023) less any Common Shares reserved for issuance under the Company's RSU Plan as at January 31, 2023 (being Nil).

(2) Based on maximum aggregate number of Common Shares reserved for issuance pursuant to Restricted Share Units granted under the RSU Plan (being 750,000), less the number of Common Shares deducted from that reserve further to issuance of Common Shares in settlement of the Restricted Share Units (being Nil), with the difference being a total of 750,000 Common Shares remaining available for future issuance under the RSU Plan as at January 31, 2023.

For further information on the Company's equity compensation plans, refer to the heading "Executive Compensation - Stock Option Plans and Other Incentive Plans". A copy of the Option Plan and the RSU Plan is available for review by contacting the Company at Suite 170 - 601 West Cordova Street, Mailbox 107, Vancouver, British Columbia V6B 1G1 during normal business hours up to and including the date of the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since February 1, 2022 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  The following information is presented in United States dollars (US$).

Agreement to Restructure Sonny Newman Note

On January 15, 2019, the Company completed the acquisition of 100% of the membership interests of both Silver State Relief LLC and Silver State Cultivation LLC (collectively "Silver State"), both Nevada limited liability companies, from Sonny Newman, the sole owner of Silver State. Silver State operates indoor cannabis cultivation and processing in a licensed facility in Sparks, Nevada, and owns two retail licenses that operate cannabis dispensaries in Sparks and Fernley, Nevada.  The total consideration for Silver State paid by the Company was $49,105,048, which included a $30 million secured promissory note ("Note") with interest at 10% issued by the Company to Mr. Newman.

On July 8, 2019, the Company reached an agreement to restructure payments under the Note as part of the Silver State purchase terms at a time when Mr. Newman was at arm's length to the Company.  The Note is secured against the Silver State companies and their assets and had an outstanding principal balance of $27 million on June 30, 2019.  Mr. Newman agreed in lieu of the principal instalment of $6.0 million due July 1 to accept such amount in an instalment of $2.0 million plus interest, which has been paid, and further monthly instalments of $800,000 per month plus interest commencing on August 1, 2019 and continuing for the ensuing four months when the monthly instalments increase to $2.0 million, all of which have been paid.

On July 8, 2019, the Company appointed Mr. Newman to succeed Robert Cheney as President and Chief Executive Officer of the Company. Sonny Newman is the founder of Silver State, and has several other companies in electronics, manufacturing, electronics distribution, real estate development and an investment company.

On November 21, 2019, the Company reached an agreement to restructure payments for the $21.8 million balance remaining on the Note. Mr. Newman agreed to cancel the December 1, 2019 principal payment of $800,000, lower the monthly payments due thereafter by $1,400,000 to $600,000 per month, and reduce the annual interest rate on the Note to 9.5% from 10%. These terms were effective through July 1, 2020 at which time the balance of the Note was to be due and payable.

On June 29, 2020, the maturity date of the outstanding principal balance of the Note, which totalled $18,200,000 at that time, was extended from July 1, 2020 to January 1, 2021. Monthly payments continued pursuant to the existing terms of the Note. In addition, the term of the lease for the Silver State Relief premises in Fernley, Nevada was extended until July 31, 2023 on the existing terms and conditions, including the Company's option to purchase the leased premises.

On November 19, 2020, Mr. Newman and the Company agreed to further amend the terms of the Note, with the remaining balance outstanding at the time being $15,200,000. The remaining balance of the Note was termed out 30 months to May 1, 2023, and the monthly payments reduced to $506,666 per month. All other terms of the Note remained the same.

On February 6, 2023, Mr. Newman and the Company agreed to defer payment of the March 1, 2023 principal payment on the Note to June 1, 2023 to facilitate a cash payment in connection with the settlement of certain earn-out share obligations owing to certain vendors pursuant to the Company's acquisition of Swell Companies Limited.

On June 1, 2023, the Company repaid the remaining balance of the Note and discharged the security granted against the Silver State companies and their assets in connection with the Note.

Silver State Leases

The Company's Silver State business operates in three buildings, a cultivation/production warehouse which includes land and a 158,000 square-foot building ("Stanford Way"), a retail dispensary which includes land and an 8,000 square-foot building ("Greg Street"), both located in Sparks, Nevada and a third building which is the 6,000 square-foot Fernley dispensary located in Fernley, Nevada ("Fernley"). The Company leases each of the Stanford Way, Greg Street and Fernley properties from Double G Holdings, a company controlled by Sonny Newman, the Company's President and Chief Executive Officer.

On February 28, 2023, the Company and Double G Holdings agreed to new lease agreements in respect of the Greg Street and Fernley dispensaries. The new leases in respect of the two dispensaries have a 7-year term with options for up to three renewal terms of 7-years each.

On June 5, 2023, Double G Holdings sold its interest in the Greg Street dispensary to a third party which is independent of the Company. The Company continues to lease the Greg Street dispensary from such third party.

On August 19, 2023, Double G Holdings sold its interest in the Fernley dispensary to a third party which is independent of the Company. The Company continues to lease the Fernley dispensary from such third party.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

APPROVAL OF STOCK OPTION PLAN

Effective April 3, 2023, the CSE amended its policies, which, among other things, added a requirement in Section 6.5 of CSE Policy 6

Distributions & Corporate Finance that security-based compensation arrangements that are considered to be "evergreen" or "rolling" plans be approved by shareholders of the Company within three years after institution and within every three years thereafter. The Option Plan of the Company is a 10% "rolling" stock option plan which was adopted by the Board of Directors on February 23, 2018, as amended on July 9, 2021. No shareholder approval requirement was present in the prior version of the CSE policies and as such, the shareholders of the Company have not been asked to approve the Option Plan in the past three years. Therefore, shareholders of the Company will be asked to pass an ordinary resolution approving the Option Plan and any unallocated entitlements thereunder at the Meeting.

A copy of the Option Plan is attached as Appendix C to this Information Circular. See "Director and Named Executive Officer Compensation - Stock Option Plans and Other Incentive Plans - Stock Option Plan" for a summary of the terms of the Option Plan.

The text of the proposed resolution authorizing the approval of the Option Plan and any unallocated entitlements thereunder (the "Option Plan Resolution") is as follows:

"BE IT RESOLVED THAT:

1. The stock option plan (the "Option Plan") of C21 Investments Inc. (the "Company"), the full text of which is attached as Appendix C to the Information Circular of the Company dated March 14, 2024 be and is hereby authorized and approved.

2. The number of common shares ("Common Shares") of the Company reserved for issuance under the Option Plan, and all other security-based compensation arrangements of the Company, will be a rolling number of options issuable under the Option Plan for up to ten percent (10%) of the issued and outstanding Common Shares of the Company from time to time, as calculated on the date of grant.

3. All unallocated stock options ("Stock Options") pursuant to the Option Plan be and are hereby ratified, confirmed and approved.

4. In accordance with the policies of the Canadian Securities Exchange (the "CSE"), the Company shall have the ability to continue to grant Stock Options under the Option Plan until April 26, 2027, which is the date that is three years from the date of the shareholders' meeting at which shareholder approval is being sought and the date by which the Company must obtain further shareholder approval of the Option Plan.

5. The Board of Directors of the Company be authorized to make any changes to the Option Plan as may be required by the CSE.

6. Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the Option Plan Resolution.

The Board of Directors recommends a vote "FOR" the approval of the Option Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Option Plan Resolution.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.

Financial information relating to the Company is provided in the Company's comparative consolidated financial statements and management's discussion and analysis for its financial year ended January 31, 2023, which are available on SEDAR+ at www.sedarplus.ca and may also be obtained by sending a written request to the CFO of the Company at the Company's registered office located at 885 West Georgia Street, Suite 1900, Vancouver, BC V6C 3H4.

DATED as of the 14th day of March, 2024.

BY ORDER OF THE BOARD

"Michael Kidd"

Michael Kidd

Chief Financial Officer and Corporate Secretary

APPENDIX A

CHANGE IN AUDITOR PACKAGE

[See attached]

APPENDIX A

C21 INVESTMENTS INC.

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO SECTION 4.11 OF NATIONAL INSTRUMENT 51-102
OF THE CANADIAN SECURITIES ADMINISTRATORS

TO:	Baker Tilly US, LLP, Certified Public Accountants

AND TO:	Marcum LLP, Certified Public Accountants

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

C21 Investments Inc. (the "Company") hereby provides notice pursuant to section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") of a change in the auditor of the Company from Baker Tilly US, LLP, Certified Public Accountants, to Marcum LLP, Certified Public Accountants, and confirms the following:

1. At the request of the Company, Baker Tilly US, LLP, Certified Public Accountants ("Baker Tilly") tendered its resignation as auditor of the Company effective as of November 30, 2022;

2. Marcum LLP, Certified Public Accountants ("Marcum") advised the Company of its agreement to be appointed as successor auditor of the Company effective upon Baker Tilly's resignation;

3. The Board of Directors of the Company (the "Board"), upon the recommendation of the audit committee of the Board, has approved the resignation of Baker Tilly, the predecessor auditor of the Company, and the appointment of Marcum as successor auditor of the Company effective as of November 30, 2022;

4. There were no modified opinions expressed in the auditor's reports of Baker Tilly on the annual financial statements of the Company for the financial years ended January 31, 2021 and 2022; and

5. In the opinion of the Board, there are no "reportable events" (as that term is defined in NI 51-102).

The Company requests that each of Baker Tilly and Marcum review this Notice and provide the Company on or before December 5, 2022 with a letter addressed to the the British Columbia, Alberta and Ontario Securities Commissions stating whether it (i) agrees, (ii) disagrees (and the reasons why), or (iii) has no basis to agree or disagree with the above statements in accordance with section 4.11 of NI 51-102.

DATED at Vancouver, British Columbia as of the 30th of November, 2022.

C21 INVESTMENTS INC.

Per:	"Michael Kidd"
Michael Kidd
Chief Financial Officer

November 30, 2022	Baker Tilly US, LLP 18500 Von Karman Avenue, 10th Flr. Irvine, CA 92612 United States of America

Ontario Securities Commission British Columbia Securities Commission Alberta Securities Commission	T: +1 (949) 222-2999 F: +1 (949) 222-2289 bakertilly.com

Dear Sirs/Mesdames:

Re: C21 Investments Inc. (the "Company") - Change of Auditor

As required by National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor dated November 30, 2022 given by the Company to Marcum LLP and ourselves.

Based on our knowledge of such information at this date, we agree with the statements pertaining to our firm set out in the Notice.

Yours truly,

BAKER TILLY US, LLP

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2022 Baker Tilly US, LLP

C21 INVESTMENTS INC.

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO SECTION 4.11 OF NATIONAL INSTRUMENT 51-102
OF THE CANADIAN SECURITIES ADMINISTRATORS

TO:	Davidson & Company LLP, Certified Public Accountants

AND TO:	Marcum LLP, Certified Public Accountants

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

C21 Investments Inc. (the "Company") hereby provides notice pursuant to section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") of a change in the auditor of the Company from Marcum LLP, Certified Public Accountants, to Davidson & Company LLP, Certified Public Accountants, and confirms the following:

1. At the request of the Company, Marcum, LLP, Certified Public Accountants ("Marcum") tendered its resignation as auditor of the Company effective as of January 19, 2024;

2. Davidson & Company LLP, Certified Public Accountants ("Davidson") advised the Company of its agreement to be appointed as successor auditor of the Company effective upon Marcum's resignation;

3. The Board of Directors of the Company (the "Board"), upon the recommendation of the audit committee of the Board, has approved the resignation of Marcum, the predecessor auditor of the Company, and the appointment of Davidson as successor auditor of the Company effective as of January 19, 2024;

4. There were no modified opinions expressed in the auditor's reports of Marcum on the annual financial statements of the Company for the financial years ended January 31, 2022 and 2023; and

5. In the opinion of the Board, there are no "reportable events" (as that term is defined in NI 51-102).

The Company requests that each of Davidson and Marcum review this Notice and provide the Company on or before January 24, 2024 with a letter addressed to the the British Columbia, Alberta and Ontario Securities Commissions stating whether it (i) agrees, (ii) disagrees (and the reasons why), or (iii) has no basis to agree or disagree with the above statements in accordance with section 4.11 of NI 51-102.

DATED at Vancouver, British Columbia as of the _19_ of January, 2024.

C21 INVESTMENTS INC.

Per:	"Michael Kidd"
Michael Kidd
Chief Financial Officer

January 19, 2024

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Commissioners:

We have read the statements made by C21 Investments Inc. as required by Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations contained in the Notice of Change of Auditor dated January 19, 2024. We agree with the statements concerning our Firm in this letter; we are not in a position to agree or disagree with other statements of C21 Investments Inc. contained elsewhere.

Very truly yours,

Marcum LLP

January 19, 2024

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Dear Sirs / Mesdames:

Re:  C21 Investments Inc. (the "Company")

        Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated January 19, 2024, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

cc: Canadian Securities Exchange

APPENDIX B

C21 INVESTMENTS INC.

(the "Company")

Audit Committee Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors ("Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of  internal  controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes.  The Committee's primary duties and responsibilities are to:

  serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system;
  review the Company's financial statements;
  oversee, review and appraise the performance of the Company's external auditor; and
  provide an open avenue of communication among the Company's auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, the majority of whom shall be "independent" directors (as defined in National Instrument 52-110 - Audit Committees, or any successor instrument thereto, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

Each member of the Committee shall satisfy the financial literacy and experience requirements of applicable securities laws, rules and any applicable stock exchange requirements as determined by the Board, except as permitted by applicable securities regulatory guidelines. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. At least one member of the Committee must be financially sophisticated and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

The determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting and shall serve until the next annual shareholders' meeting or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer and the external auditor in separate sessions. The Committee shall hold in camera sessions, without management present, at every meeting.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1. Documents/Reports

(a) review and update, if applicable or necessary, this Audit Committee Charter annually;

(b) review with management and the independent auditor the Company's annual and interim  financial statements, management's discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c) review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the  financial statements, including analyses of the effects of alternative GAAP or IFRS methods on the financial statements;

(d) review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e) review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(f) review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually; and

(g) ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

2. External Auditor

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

(a) review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b) obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company consistent with The Public Company Accounting Oversight Board Rule 3526;

(c) review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d) take appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e) appoint, retain and replace the external auditor to be nominated annually for shareholder approval;

(f) determine the compensation to be paid to the external auditor;

(g) oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(h) at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

(i) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(j) review with the external auditor the audit plan for the year-end financial statements; and

(k) deal directly with the external auditor and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditor. The authority to pre-approve non-audit services may be delegated  by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee's first scheduled meeting following such pre-approval.  Pre-approval of non-audit services is satisfied if:

(i) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company's external auditor during the fiscal year in which the services are provided;

(ii) the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior  to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3. Financial Reporting Processes

(a) in consultation with the external auditor, review with management the integrity of the Company's financial reporting process, both internal and external;

(b) consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

(c) consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditor and management;

(d) review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e) following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f) review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(g) review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h) review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i) review certification process;

(j) establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(k) establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(l) carry out a review designed to ensure that effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual.

4. Other

(a) review any material related party transactions;

(b) periodically review and recommend changes to the Board of the Company's Code of Business Conduct and Ethics (the "Code"), monitor compliance with the Code, investigate any alleged breach or violation of the Code and enforce the provisions of the Code. The Committee shall consider any requests for waivers from the Code, provided that a waiver from the Code for any directors or executive officers must be approved by the Board. The Company shall make prompt disclosure of such waivers of the Code to Canadian and U.S. securities regulatory authorities as required by law;

(c) have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(d) set compensation for (i) an external auditor engaged for the purpose of preparing an audit report  or performing other audit review or attest services for the Company, (ii) any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee; and

(e) be provided with appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (ii) compensation to any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

APPENDIX C

STOCK OPTION PLAN

C21 INVESTMENTS INC.

STOCK OPTION PLAN

Dated as of July 9, 2021

ARTICLE 1
DEFINED TERMS AND INTERPRETATION

1.1 Defined Terms

For the purposes of this Plan, the following terms shall have the following meanings:

(a) "Affiliate" has the meaning set forth in section 1(2) of the Securities Act (British Columbia), as amended from time to time, and includes those issuers that are similarly related, whether or not any of the issuers are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;

(b) "Board" means the Board of Directors of the Corporation or, as applicable, a committee consisting of not less than three (3) Directors of the Corporation duly appointed to administer this Plan;

(c) "Change of Control" means the occurrence of any one or more of the following events:

(i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its affiliates and another corporation or other entity, as a result of which the holders of Common Shares immediately prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation immediately after completion of the transaction;

(ii) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Corporation and its subsidiaries on a consolidated basis to any other person or entity, other than transactions among the Corporation and its subsidiaries;

(iii) a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv) any person, entity or group of persons or entities acting jointly or in concert (the "Acquiror") acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Corporation's outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v) as a result of or in connection with: (A) a contested election of directors of the Corporation; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its affiliates and another corporation or other entity (a "Transaction"), fewer than 50% of the Directors are persons who were directors of the Corporation immediately prior to such Transaction; or

(vi) the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing definition of Change of Control, "voting securities" means Common Shares and any other shares entitled to vote for the election of directors of the Corporation and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(d) "Common Shares" means the common shares of the Corporation;

(e) "Company" unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

(f) "Consultant" means, in relation to the Corporation, an individual that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation, other than services provided in relation to a distribution;

(ii) provides the services under a written contract between the Corporation or the Affiliate and the individual or a Company, as the case may be;

(iii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Corporation; and

(iv) has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation,

provided that, the Consultant is a natural person that provides bona fide consulting services to the Corporation or to an Affiliate and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do no directly or indirectly promote or maintain a market for the Corporation's securities;

(g) "Corporation" means C21 Investments Inc. and its successor entities;

(h) "Director" means a director of the Corporation or of an Affiliate;

(i) "Disinterested Shareholder Approval" means the passing of an ordinary resolution by the holders of Common Shares excluding the Common Shares held by, to the Corporation's knowledge at the time the information is provided, the Corporation, a Participant or an Eligible Person;

(j) "Eligible Person" means a Director, Officer, Employee or Consultant, and includes an issuer, all the voting securities of which are owned by Eligible Persons;

(k) "Employee" means an individual who:

(i) is considered an employee of the Corporation or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(ii) works full-time for the Corporation or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(iii) works for the Corporation or its subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who  is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source;

(l) "Exchange" means the Canadian Securities Exchange or any other principal stock exchange on which the Common Shares may be listed from time to time;

(m) "Expiry Date" means the last day of the term for an Option, as set by the Board at the time of grant in accordance with Section 5.2 and, if applicable, as amended from time to time;

(n) Insider" means in respect of the Corporation: (a) a Director or senior officer of the Corporation, (b) a Director or senior officer of a Company that is an Insider or subsidiary of the Corporation; (c) a Person that beneficially owns or controls, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation, or (d) the Corporation itself if it holds any of its own securities;

(o) "Management Company Employee" means an individual who is employed by a person providing management services to the Corporation or an Affiliate which are required for the ongoing successful operation of the business enterprise of the Corporation or the Affiliate;

(p) "Officer" means an officer of the Corporation or of an Affiliate, and includes a Management Company Employee;

(q) "Option" means an option to purchase Common Shares pursuant to this Plan;

(r) "Option Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Corporation grants to an Eligible Persons an Option.

(s) "Other Share Compensation Arrangement" means, other than this Plan and any Options, any stock option plan, stock options, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including but not limited to a purchase of Common Shares from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(t) "Participant" means an Eligible Person who has been granted an Option; and

(u) "Plan" means this Stock Option Plan.

1.2 Interpretation

(a) References to the outstanding Common Shares at any point in time shall be computed on a non-diluted basis.

ARTICLE 2
ESTABLISHMENT OF PLAN

2.1 Purpose

The purpose of this Plan is to advance the interests of the Corporation, through the grant of Options, by:

(a) providing an incentive mechanism to foster the interest of Eligible Persons in the success of the Corporation and its Affiliates;

(b) encouraging Eligible Persons to remain with the Corporation or its Affiliates; and

(c) attracting new Directors, Officers, Employees and Consultants.

2.2 Shares Reserved

(a) The aggregate number of Common Shares that may be reserved for issuance pursuant to Options shall not exceed 10% of the outstanding Common Shares at the time of the granting of an Option, LESS the aggregate number of Common Shares then reserved for issuance pursuant to any Other Share Compensation Arrangement. For greater certainty, if an Option is surrendered, terminated or expires without being exercised, the Common Shares reserved for issuance pursuant to such Option shall be available for new Options granted under this Plan.

(b) If there is a change in the outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in:

(i) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(ii) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and

(iii) the vesting of any Options (subject to the approval of the Exchange if such vesting is mandatory under the policies of the Exchange), including the accelerated vesting thereof on conditions the Board deems advisable, and if the Corporation undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Participants as it shall deem advisable.

(c) No fractional Common Shares shall be reserved for issuance under this Plan and the Board may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.

(d) The Corporation shall, at all times while this Plan is in effect, reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of this Plan.

2.3 Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting such other incentive or compensation arrangements as it shall deem advisable.

2.4 Effective Date

This Plan shall be subject to the approval of any regulatory authority whose approval is required, if any. Any Options granted under this Plan prior to such approvals being given, if required, shall be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given. If no such approvals are required then this Plan is effective on the date it is approved by the Board.

ARTICLE 3
ADMINISTRATION OF PLAN

3.1 Administration

(a) This Plan shall be administered by the Board. Subject to the provisions of this Plan, the Board shall have the authority:

(i) to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant, including but not limited to the nature and duration of the restrictions, if any, to be imposed upon the acquisition, sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events and the duration of the period, if any, in which any Participant's rights in respect of an Option or Common Shares acquired upon exercise of an Option may be forfeited; and

(ii) to interpret the terms of this Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of this Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan, as it shall from time to time deem advisable, including without limitation for the purpose of ensuring compliance with Section 3.3 hereof.

(b) The Board's interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon the Corporation, Eligible Persons, Participants and all other persons.

3.2 Amendment, Suspension and Termination

The Board may amend, subject to the approval of any regulatory authority whose approval is required, suspend or terminate this Plan or any portion thereof. No such amendment, suspension or termination shall alter or impair any outstanding unexercised Options or any rights without the consent of such Participant. If this Plan is suspended or terminated, the provisions of this Plan and any administrative guidelines, rules and regulations relating to this Plan shall continue in effect for the duration of such time as any Option remains outstanding.

3.3 Compliance with Legislation

(a) This Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell, issue and deliver any Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, policies, rules and regulations, to the policies, rules and regulations of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading and to such approvals by any governmental or regulatory agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by the existence of this Plan or any provision of this Plan or the grant or exercise of Options hereunder to sell, issue or deliver Common Shares upon exercise of Options in violation of such laws, policies, rules and regulations or any condition or requirement of such approvals.

(b) No Option shall be granted and no Common Shares sold, issued or delivered hereunder where such grant, sale, issue or delivery would require registration or other qualification of this Plan or of the Common Shares under the securities laws of any foreign jurisdiction, and any purported grant of any Option or any sale, issue and delivery of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to sell, issue or deliver any Common Shares hereunder unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.

(c) Common Shares sold, issued and delivered to Participants pursuant to the exercise of Options shall be subject to restrictions on resale and transfer under applicable securities laws and the requirements of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading, and any certificates representing such Common Shares shall bear, as required, a restrictive legend in respect thereof.

ARTICLE 4
OPTION GRANTS

4.1 Eligibility and Multiple Grants

Options shall only be granted to Eligible Persons. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions.

4.2 Option Agreement

Every Option shall be evidenced by an Option Agreement executed by the Corporation and the Participant, which shall, if the Participant is an Employee, Consultant or Management Company Employee, contain a representation and warranty by the Corporation and such Participant that such Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or an Affiliate. In the event of any discrepancy between this Plan and an Option Agreement, the provisions of this Plan shall govern.

4.3 Limitation on Grants and Exercises

(a) Compliance with Securities Laws. All grants of Options under this Plan will comply with Section 2.25 of National Instrument 45-106 - Prospectus Exemptions ("NI 45-106") as if the Corporation were an "unlisted reporting issuer" and applicable United States securities laws.

(b) To any one person. The number of Common Shares reserved for issuance to any one person in any 12 month period under this Plan and any Other Share Compensation Arrangement shall not exceed 5% of the outstanding Common Shares at the time of the grant, unless the Corporation has obtained Disinterested Shareholder Approval to exceed such limit as required by Section 2.25(3) of NI 45-106.

(c) To Consultants. The number of Common Shares reserved for issuance to any one Consultant in any 12 month period under this Plan and any Other Share Compensation Arrangement shall not exceed 2% of the outstanding Common Shares at the time of the grant.

(d) To Insiders. Unless the Corporation has received Disinterested Shareholder Approval to do so:

(i) the aggregate number of Common Shares reserved for issuance to Insiders under this Plan and any Other Share Compensation Arrangement shall not exceed 10% of the outstanding Common Shares at the time of the grant; and

(ii) the aggregate number of Common Shares reserved for issuance to Insiders in any 12 month period under this Plan and any Other Share Compensation Arrangement shall not exceed 10% of the outstanding Common Shares at the time of the grant.

(e) To United States Residents.  No Options shall be granted to residents in the United States unless such Options and the Common Shares issuable upon exercise of such Options are registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

(f) Exercises. Unless the Corporation has received Disinterested Shareholder Approval to  do so, the number of Common Shares issued to any Eligible Person within a 12 month period pursuant to the exercise of Options granted under this Plan and any Other Share Compensation Arrangement shall not exceed 5% of the outstanding Common Shares at the time of the exercise.

ARTICLE 5
OPTION TERMS

5.1 Exercise Price

(a) The Corporation must not grant Options with an exercise price lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

(b) If an Option is granted by the Corporation after its initial listing or after it has been recalled for trading following a suspension or halt, the Corporation must wait until a satisfactory market has been established before setting the exercise price for and granting the option, being at least ten trading days since the date of listing or the day on which trading in the Company's securities resumes, as the case may be.

(c) If Options are granted within ninety days of a distribution by the Corporation by prospectus, then the exercise price per Common Share for such Option shall not be less than the greater of the minimum exercise price calculated pursuant to subsection 5.1(a) herein and the price per Common Share paid by the public investors for Common Shares acquired pursuant to such distribution. Such ninety-day period shall begin:

(i) on the date the final receipt is issued for the final prospectus in respect of such distribution;

(ii) in the case of an IPO, on the date of listing; and

(iii) in the case of a prospectus that qualifies special warrants, on the closing date of the private placement in respect of such special warrants.

5.2 Expiry Date

(a) Every Option shall have a term not exceeding and shall therefore expire no later than 10 years after the date of grant, subject to extension where the Expiry Date falls within a blackout period as detailed in Section 5.2(b) below.

(b) The Expiry Date of an Option shall automatically extend if such Expiry Date falls within a period (a "blackout period") during which an the Corporation prohibits Participants from exercising their Options to the extent that:

(i) the blackout period is formally imposed by the Corporation pursuant to its internal trading policies as a result of the bona fide existence of undisclosed material information. For greater certainty, in the absence of the Corporation formally imposing a blackout period, the Expiry Date of any Options will not be automatically extended in any circumstances;

(ii) the blackout period must expire upon the general disclosure of the undisclosed material information. The Expiry Date of the affected Options can be extended  to no later than ten (10) business days after the expiry of the blackout period; and

(iii) the automatic extension of a Participant's Options will not be permitted where the Participant or the Corporation is subject to a cease trade order (or similar order under securities laws) in respect of the Corporation's securities.

5.3 Vesting

(a) Subject to compliance with the policies of the Exchange, if applicable, the Board shall determine the manner in which an Option shall vest and become exercisable.

5.4 Takeover Bid or Tender Offer

Notwithstanding the foregoing provisions of this section 5:

(a) if there is a takeover bid or tender offer (the "Offer") made for all or any of the issued and outstanding Common Shares, then the Board may, by resolution, permit all Options outstanding to become immediately exercisable in order to permit the Common Shares issuable under such Options to be tendered to the Offer.  Any such exercise of the Option shall be deemed to occur immediately before the later of the completion of the Offer and the payment of Common Shares taken up by the offeror under the Offer.  For greater certainty, however, if, for any reason:

(i) the Offer is not completed within the time specified therein, or

(ii) all of the Common Shares tendered by the Participant pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Common Shares received upon such exercise or, in the case of section 5.4(a)(ii), the Common Shares that are not taken up and paid for, may be returned by the Participant to the Corporation and reinstated as authorized but unissued Common Shares and, with respect to such returned Common Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Common Shares were to become vested pursuant to this section will be reinstated.  If any Common Shares are returned to the Corporation under this section 5.4, the Corporation will immediately refund the exercise price to the Participant for such Common Shares; and

(b) if an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part, the Board may, by resolution and upon notifying each Participant of full particulars of the Offer, declare all Common Shares issuable upon the exercise of Options granted under the Plan to be vested and declare that the expiry date for the exercise of all unexercised Options granted under the Plan be accelerated so that all Options will either be exercised or will expire prior to the date upon which Common Shares must be tendered pursuant to the Offer,

5.5 Change of Control

Unless otherwise provided for at the time a grant is made pursuant to the Plan, where a Change of Control occurs, the Board may, at its discretion, cause any and all outstanding Options issued to Participants to automatically vest, whereupon such Options may be exercised in whole or in part by any such Participant.

5.6 Non-Assignability

Options may not be assigned or transferred.

5.7 Ceasing to be Eligible Person

(a) If a Participant who is an Officer, Employee or Consultant is terminated for cause, each Option held by such Participant shall terminate and shall therefore cease to be exercisable upon such termination for cause.

(b) If a Participant dies prior to otherwise ceasing to be an Eligible Person, each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is six months after the date of the Participant's death, always provided that the Board may, in its discretion, extend the date of such termination and the resulting period in which such Option remains exercisable to a date not exceeding the earlier of the Expiry Date and the date which is twelve months after the date of the Participant's death.

(c) If a Participant ceases to be an Eligible Person other than in the circumstances set out in subsection (a) or (b) herein, each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is 30 days after such event, always provided that the Board may, in its discretion, extend the date of such termination and the resulting period in which such Option remains exercisable to a date not exceeding the earlier of the Expiry Date and the date which is twelve months after such event, and further provided that the Board may, in

(d) its discretion, on a case-by-case basis and only with the approval of the Exchange, further extend the date of such termination and the resulting period in which such Option remains exercisable to a date exceeding the date which is after twelve months of such event.

(e) For greater certainty, if a Participant dies, each Option held by such Participant shall be exercisable by the legal representative of such Participant until such Option terminates and therefore ceases to be exercisable pursuant to the terms of Section 5.5(b).

(f) If any portion of an Option is not vested at the time a Participant ceases, for any reason whatsoever, to be an Eligible Person, such unvested portion of the Option may not be thereafter exercised by the Participant or its legal representative, as the case may be, always provided that the Board may, in its discretion further and subject to the approval of the Exchange where the vesting of the said Participant's options was a requirement of the Exchange's policies, thereafter permit the Participant or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the Option that would have vested prior to the time such Option otherwise terminates and therefore ceases to be exercisable pursuant to the terms of this Section. For greater certainty, and without limitation, this provision will apply regardless of whether the Participant ceased to be an Eligible Person voluntarily or involuntarily, was dismissed with or without cause, and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a notice of termination for a period which would otherwise have permitted a greater portion of an Option to vest.

ARTICLE 6
EXERCISE PROCEDURE

6.1 Exercise Procedure

(a) An Option may be exercised from time to time, and shall be deemed to be validly exercised by the Participant only upon the Participant's delivery to the Corporation at its registered office:

(i) a written notice of exercise, in the form hereto attached as Schedule "B", addressed to the Corporate Secretary of the Corporation, specifying the number of Common Shares with respect to which the Option is being exercised;

(ii) the originally signed Option Agreement with respect to the Option being exercised;

(iii) a certified cheque or bank draft made payable to the Corporation for the aggregate exercise price for the number of Common Shares with respect to which the Option is being exercised; and

(iv) documents containing such representations, warranties, agreements and undertakings, including such as to the Participant's future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of the laws of any jurisdiction;

and on the business day following, the Participant shall be deemed to be a holder of record of the Common Shares with respect to which the Option is being exercised, and thereafter the Corporation shall, within a reasonable amount of time, cause certificates for such Common Shares to be issued and delivered to the Participant.

(b) In lieu of exercising an Option in accordance with section 6.1(a), the Board may permit a Participant to elect to receive, without payment by the Participant of any additional consideration, Common Shares equal to the value of the Option (or the portion thereof being exercised) by surrender of the Option at the head office of the Corporation, together with written notice, addressed to the secretary of the Corporation, reflecting such "cashless" exercise, in which event the Corporation shall issue to the Participant a number of whole Common Shares computed using the following formula:

X = Y (A - B)

     A

Where: X = The number of whole Common Shares to be issued to the Participant pursuant to the cashless exercise;

 Y = The number of Common Shares in respect of which the cashless exercise election is made;

 A = The market price of one Common Share on the date of cashless exercise of the Option; and

 B = The exercise price of the Option.

For the purposes of this section 6.1(b), the market price of one Common Share as of a particular cashless exercise date is the volume weighted average trading price of one Common Share on the Exchange, for the five trading days immediately preceding such date.

ARTICLE 7
AMENDMENT OF OPTIONS

7.1 Consent to Amend

The Board may amend any Option with the consent of the affected Participant and the Exchange, including any shareholder approval required by the Exchange. For greater certainty, if the rules and policies of the Exchange so require, Disinterested Shareholder Approval shall be required for any reduction in the exercise price of an Option if the Participant is an Insider at the time of the proposed amendment.

7.2 Amendment Subject to Approval

If the amendment of an Option requires regulatory or shareholder approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

ARTICLE 8
MISCELLANEOUS

8.1 No Rights as Shareholder

Nothing in this Plan or any Option shall confer upon a Participant any rights as a shareholder of the Corporation with respect to any of the Common Shares underlying an Option unless and until such Participant shall have become the holder of such Common Shares upon exercise of such Option in accordance with the terms of the Plan.

8.2 No Right to Employment

Nothing in this Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any Affiliate to terminate the Participant's employment, with or without cause, at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate to extend the employment of any Participant beyond the time which the Participant would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate, or beyond the time at which they would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

8.3 Governing Law

This Plan, all Option Agreements, the grant and exercise of Options hereunder, and the sale, issue and delivery of Common Shares hereunder upon exercise of Options shall be, as applicable, governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of  Canada applicable therein. The Courts of the Province of British Columbia shall have the exclusive jurisdiction to hear and decide any disputes or other matters arising herefrom.

8.4 Approval

Approved by the Board of the Corporation on July 9, 2021.

SCHEDULE "A"
FORM OF STOCK OPTION PLAN OPTION AGREEMENT

This Option Agreement is entered into between C21 Investments Inc. (the "Corporation") and the Optionee named below pursuant to the Stock Option Plan of the Corporation (the "Plan"), a copy of which is attached hereto, and confirms that:

1.                                                                     (the "Grant Date");

2.                                                                      (the "Optionee");

3. was  granted  the  option  (the  "Option") to purchase                                                   common shares (the "Common Shares") of the Corporation;

4. for the price (the "Option Price") of $                     per Common Share;

5. which shall be exercisable ("Vested") in whole or in part in the following amounts on or after the following dates:

(a)              % on the Grant Date; and

(b)              % every            months thereafter;

6. terminating on                                                                   (the "Expiry Date"),

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Common Shares have become Vested, the Common Shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

If the Optionee is resident in the United States, unless the Plan or the Options and the Common Shares are registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), the Options and the Common Shares are being or will be issued, as applicable, pursuant to an available exemption or exclusion from registration under the U.S. Securities Act. Accordingly, any Options or Common Shares issued prior to an effective registration statement filed with the United States Securities and Exchange Commission will be "restricted securities" as such term is defined in Rule 144 under the U.S. Securities Act, and, therefore may not be transferred, sold, assigned, pledged, hypothecated or otherwise disposed by the Optionee, directly or indirectly, without registration under the U.S. Securities Act and applicable state securities laws or unless in compliance with an available exemption therefrom.

The undersigned Optionee represents and warrants that he/she is engaged to provide on, an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understandings the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

[REMAINDER INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____day of ___________________,  20__.

C21 INVESTMENTS INC.
Per:
Name:
Title:

SIGNED, SEALED, AND DELIVERED	)	OPTIONEE
in the presence of	)
)
)
)
)
Witness		«Name»
)

SCHEDULE "B"
NOTICE OF EXERCISE

To Exercise the Options, Complete and Return this Form

The undersigned Optionee (or his or her legal representative(s) permitted under the Stock Option Plan of C21 Investments Inc. (the "Corporation") (as the same may be supplemented and amended from time to time) (the "Plan") hereby irrevocably elects to exercise the Options for the number of common shares of the Corporation ("Common Shares") as set forth below:

(a) Number of Options to be Exercised:
(b) Option Exercise Price per Common Share:	$
Aggregate Purchase Price [ (a) multiplied by (b) ]:	$

and hereby tenders a certified cheque or bank draft for such Aggregate Purchase Price, and directs such Common Shares to be issued and registered in the name of the undersigned and that a Common Share certificate therefor be issued as directed in the Plan, all subject to and in accordance with the Plan. Unless otherwise defined herein, any capitalized terms used herein shall have the meaning ascribed to such terms in the Plan.

If the undersigned Optionee is resident in the United States, the undersigned hereby represents, warrants, acknowledges and agrees that unless the Common Shares issuable hereby have been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), the issuance hereby is being made pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and similar exemptions under applicable state securities laws.  Accordingly, any Common Shares issued prior to an effective registration statement filed with the United States Securities and Exchange Commission will be "restricted securities" as such term is defined in Rule 144 under the U.S. Securities Act, and, therefore may not be transferred, sold, assigned, pledged, hypothecated or otherwise disposed by the Optionee, directly or indirectly, without registration under the U.S. Securities Act and applicable state securities laws or unless in compliance with an available exemption therefrom. The undersigned Optionee understands and agrees that unless the Common Shares have been registered under the U.S. Securities Act, the certificate(s) representing the Common Shares and all certificate(s) issued in exchange therefor or in substitution thereof, will be endorsed with the following or a similar legend until such time as it is no longer required under the applicable requirements of the U.S. Securities Act:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT."

DATED:                                , 20

SIGNED, SEALED, AND DELIVERED	)	OPTIONEE
in the presence of	)
)
)
)
)
Witness		«Name»
)